Exhibit 21.1

ACTUATE CORPORATION SUBSIDIARIES

as of December 31, 2013

Subsidiary Name	Jurisdiction of Incorporation
Actuate Australia Pty. Ltd	Australia
Actuate Cayman Limited	Cayman Islands
Actuate Pte. Limited	Singapore
Actuate (Deutschland) GmbH	Germany
Actuate International Sarl	Switzerland
Actuate International Corporation	State of Delaware, United States of America
Actuate International Holding Company	State of Delaware, United States of America
Actuate Japan Co., Ltd.	Japan
Actuate Limited	Hong Kong
Actuate Software (Shanghai) Co. Ltd.	Peoples Republic of China
Actuate UK Ltd.	United Kingdom
Actuate Canada Corporation	Canada
Tidestone Technologies, Inc.	State of Kansas, United States of America
Actuate Spain S.L.	Spain